

03012307

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

B- 57659

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __January 1, 2002__ AND ENDING __December 31, 2002__
              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Reliance Securities, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

Two Portland Square
_____
(No. and Street)

Portland   Maine   -   04101
  (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. John Y. Keffer   (207) 879-1900
                     (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche, LLP
_____
(Name – if individual, state last, first, middle name)

200 Berkeley Street   Boston   Massachusetts   02116
 (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

SEC MAIL RECEIVED PROCESSING SECTION
FEB 2 8 2003
WASH. D.C.

FOR OFFICIAL USE ONLY

PROCESSED
MAR 1 8 2003
THOMSON
FINANCIAL

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, __John Y. Keffer__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Reliance Securities, LLC__ , as of __December 31,__ , 20__02__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

__None__

LEWIS G. CURTIS
Notary Public, Maine
My Commission Expires January 29, 2004

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Reliance Securities, LLC
(S.E.C. I.D. No. 8-51659)

Independent Auditors' Report

Financial Statements and Supplemental Schedule
Year Ended December 31, 2002
Independent Auditors' Report on Internal Control

This report is filed as a PUBLIC DOCUMENT in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

Deloitte & Touche LLP
200 Berkeley Street
Boston, Massachusetts 02116

Tel: (617) 437-2000
Fax: (617) 437-2111
www.deloitte.com

**Deloitte
& Touche**

INDEPENDENT AUDITORS' REPORT

To the Members of Reliance Securities, LLC
Portland, Maine

We have audited the accompanying statement of financial condition of Reliance Securities, LLC (the "Company") as of December 31, 2002, and the related statements of operations, changes in membership interests, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Reliance Securities, LLC at December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The computation of net capital as of December 31, 2002 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 21, 2003



RELIANCE SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash and cash equivalents	$46,015
Accounts receivable	4,218
Investments not readily marketable, at estimated fair value (cost of $3,300)	3,300
Deposit with clearing broker	35,000
Other assets	1,958
TOTAL ASSETS	**$90,491**

LIABILITIES AND MEMBERSHIP INTERESTS

LIABILITIES – Accounts payable and accrued expenses	$ 8,655
MEMBERSHIP INTERESTS	81,836
TOTAL LIABILITIES AND MEMBERSHIP INTERESTS	$90,491

See notes to financial statements.

RELIANCE SECURITIES, LLC

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2002

REVENUES:	
Commissions	$ 102,086
Interest	1,335
Other	222
Total revenues	103,643
EXPENSES:	
Professional services	4,276
Administration	27,316
Regulatory and compliance	7,313
Marketing	58,049
Other	3,524
Total expenses	100,478
NET INCOME	$ 3,165

See notes to financial statements.

RELIANCE SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBERSHIP INTERESTS
YEAR ENDED DECEMBER 31, 2002

MEMBERSHIP INTERESTS, JANUARY 1, 2002	$ 78,671
Net income	3,165
MEMBERSHIP INTERESTS, DECEMBER 31, 2002	$ 81,836

See notes to financial statements.

RELIANCE SECURITIES, LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 3,165
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease in accounts receivable	2,241
Increase in other assets	(1,280)
Increase in accounts payable and accrued expenses	3,655
Net cash provided by operating activities	7,781
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	38,234
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 46,015

See notes to financial statements.

RELIANCE SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization – Reliance Securities, LLC (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. (the "NASD"), the Company's primary regulator. The Company was formed on January 12, 1999. Forum Financial Group, LLC and Reliance Financial Corporation are 50% owners of Reliance Securities, LLC.

In 2000, the Company was approved to conduct general securities business as an introducing broker. The Company has a clearing arrangement with Fiserve Securities, Inc.

Use of Estimates – The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes – The Company is a dual-member limited liability company and will file a tax return as a partnership. Accordingly, no provision is made for income taxes. Any income or loss generated is passed to its members.

Cash and Cash Equivalents – The Company considers all liquid investments of less than three months to maturity to be cash equivalents.

Investments – Investments in nonmarketable securities are carried at cost, which approximates estimated fair value. Cost is determined on the specific-identification method.

Fair Value of Financial Instruments – Financial instruments, which include cash and cash equivalents, accrued expenses and payables, approximate their fair value because of the short maturity of these assets and liabilities.

Recent Accounting Pronouncements – In April 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections," effective for fiscal years beginning after May 15, 2002. The Company believes the adoption of SFAS No. 145 will have no impact on the Company's financial condition, results of operations or cash flows.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." The provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002. The Company believes the adoption of SFAS No. 146 will have no impact on the Company's financial condition, results of operations or cash flows.

In October 2002, the FASB issued SFAS No. 147, "Acquisitions of Certain Financial Institutions," effective for fiscal years beginning after October 1, 2002. The Company believes that the adoption of SFAS No. 147 will have no impact on the Company's financial condition, results of operations or cash flows

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

   Recent Accounting Pronouncements (Continued) – In December 2002, the FASB issued SFAS No. 148, "Accounting For Stock-Based Compensation – Transition and Disclosure, an Amendment of FASB Statement 123," effective for fiscal years beginning after December 15, 2002. The Company believes the adoption of SFAS No. 148 will have no impact on the Company's financial condition, results of operations or cash flows.

2. **NET CAPITAL REQUIREMENT**

   The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rules of the NASD also provide that equity capital may not be withdrawn or cash dividends paid if the resulting ratio of aggregate indebtedness to net capital would exceed 10 to 1. At December 31, 2002, the Company's net capital was $76,578, which was $26,578 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 0.11 to 1.

3. **EXEMPTION FROM RULE 15c3-3**

   As of December 31, 2002, the Company was exempt from Rule 15c3-3 of the Securities and Exchange Commission under the provisions of Subparagraph (k)(1) thereof.

   * * * * * *

RELIANCE SECURITIES, LLC

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2002

NET CAPITAL – Membership interests	$ 81,836
DEDUCTIONS – Nonallowable assets	(5,258)
NET CAPITAL	$ 76,578
AGGREGATE INDEBTEDNESS	$ 8,655
COMPUTATION OF NET CAPITAL REQUIREMENT – Minimum net capital required (the greater of $50,000 or 6-2/3% of aggregate indebtedness)	$ 50,000
EXCESS NET CAPITAL	$ 26,578
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.11 to 1

Note: There are no material differences between the Company's December 31, 2002 unaudited FOCUS report as filed and the audited FOCUS report.

Deloitte & Touche LLP
200 Berkeley Street
Boston, Massachusetts 02116

Tel: (617) 437-2000
Fax: (617) 437-2111
www.deloitte.com

Deloitte
& Touche

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Members of Reliance Securities, LLC
Portland, Maine

In planning and performing our audit of the financial statements of Reliance Securities, LLC (the "Company") for the year ended December 31, 2002 (on which we issued our report dated February 21, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Deloitte
Touche
Tohmatsu

- 9 -

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including controls for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the information and use of the members, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 21, 2003